May 12, 2011

Securities and Exchange Commission
Washington, D.C.  20549

RE:           PureSpectrum, Inc.
Form 10-k filed April 16, 2010
Form 10-Q filed December 1, 2010
Proxy Statement filed April 30, 2010
File No.   000-53015

Dear Ms. Hunter:

The following is filed in response to your comment letter dated February 17, 2011.

1.           With respect to comment No. 1 regarding the Company’s Form 10-K for the fiscal year ended December 31, 2009 and the  disclosure with respect to Item 4 and the Market for the Registrant’s Common Equity, Related Stockholder Matters, and Issuer Purchases of Equity Securities:  We will provide the required Item 701 disclosure in the Company’s annual report for the year ended December 31, 2010.

2.           With respect to comment No. 2  regarding the Company’s Form 10-Q for the quarterly period ended September 30, 2010 and the disclosure with respect to the Company’s liquidity:
As of the date of this letter there are no plans nor arrangements in place to issue additional equity securities nor has the Company identified any potential lenders.  If the Company is successful in securing additional financing,  appropriate disclosure will be made either as required in a Form 8-k or periodic report.

3.           With respect to comment No. 3 in connection with the Company’s Form 10-Q for the period ended September 30, 2010 and any material weaknesses in the Company’s controls and procedures:   We  confirm that in future filings, the Company will identify material weaknesses and disclose any plans to mitigate these weaknesses.

4.           With respect to comment number 4 regarding disclosures on Form 8-k  with respect to the  default upon senior securities:  On November 12, 2010 the Company filed a report on Form 8-k setting forth the terms and conditions of a Forebearance Agreement between the Company and the secured creditors.  The Form 8-k contained the following disclosure:

              On October 29, 2010 , the Company entered a Forbearance  Agreement (the "Agreement")  with its secured creditors. In order to finance its ongoing operations, the Company  executed multiple secured convertible promissory notes with several  creditors.  The secured creditors have filed U.C.C. security interests encumbering all of the Company's assets now owned or hereafter acquired and the proceeds thereof.  Barclay Lyons,
LLC  has a priority security interest.  The secured convertible promissory notes are in default.

The undersigned acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions, please do not hesitate to contact me.

Sincerely,

/s/Greg Clements
Greg Clements
President